SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RÓISÍN BRENNAN TO JOIN BOARD OF RYANAIR HOLDINGS PLC

The board of Ryanair Holdings PLC today (18 May) announced the appointment of Ms. Róis’n Brennan as a non-executive director with immediate effect. Ms Brennan is a former Chief Executive of IBI Corporate Finance Ltd where she had extensive experience advising public companies in Ireland. She is currently a non-executive director of Coillte DAC, Musgrave Group plc and Dell Bank International DAC having previously been a non-executive Director of DCC plc from 2005 until 2016. A Chartered Accountant, Ms Brennan will join the Audit Committee.

Ryanair's Chairman David Bonderman said:

"We are pleased to welcome Róis’n Brennan to the Board of Ryanair Holdings. Given Róis’n's considerable experience and skills in the field of finance and as a non-executive Director, she will, I believe, be a significant and valuable addition to both our Board and Audit Committee. Róis’n will go forward for shareholder approval at our September 2018 AGM. In the meantime, we all look forward to working closely with Róis’n to grow Ryanair safely and profitably in the best interests of our customers, our people, and our shareholders."

ENDS

For further information
please contact:
	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 May, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary